UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER'S TERMINATION OF
REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF
THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE
DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number	0-28186

ATLAS SOUTH SEA PEARL LIMITED
(Exact name of registrant as specified in its charter)

43 YORK STREET, SUBIACO WESTERN AUSTRALIA, AUSTRALIA 6008, TELEPHONE +61 8 9380 9444
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

American Depositary Shares as evidenced by American Depositary Receipts
(Each American Depositary Share represents 20 Ordinary Shares of Common Stock.)
(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) ☒	Rule 12h-6(d) ☐
(for equity securities)	(for successor registrants)
Rule 12h-6(c) ☐	Rule 12h-6(i) ☐
(for debt securities)	(for prior Form 15 filers)

PART I

Item 1. Exchange Act Reporting History

 A. Atlas South Sea Pearl (the “Company”) first incurred the duty to file reports under Section 13(a) or Section 15 (d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on May 31, 1995 the date on which its registration statement on Form F-6 (Registration No. 33-84216) ( the “Registration Statement”) became effective.

 B. The Company has filed or submitted all reports required under Section 13(a) or Section 15(d) of the Exchange Act and corresponding Commission rules for the 12 months preceding the filing of this Form 15F, and has filed at least one annual report under Section 13(a) of the Exchange Act.

Item 2. Recent United States market Activity

 The Company’s securities were last sold in the United States in a registered offering pursuant to the Registration Statement. Post effective amendment No. 2 was filed on February 27, 2008 to terminate the registration of unsold securities under the Registration Statement.

Item 3. Foreign Listing and Primary Trading Market

 A. The Company’s ordinary shares are traded on the Australian Securities Exchange (the “ASX”), which is located in Australia. The ASX constitutes the Company’s primary trading market for the ordinary shares.

 The Company’s ordinary shares in the form of American Depositary Shares (“ADS”) evidenced by American Depositary Receipts (“ADR”) (each ADS represents 20 ordinary shares of common stock) were listed on the NASDAQ Capital Market (the “NASDAQ Listing”). The Company terminated the NASDAQ Listing on July 11, 2007. The Company terminated its ADR facility on January 14, 2008.

 B. The Company’s ordinary shares began trading on the ASX on July 2, 1987. The Company’s ordinary shares have been listed on the ASX for at least the 12 months preceding the filing of this Form.

 C. For the 12 month period from May 31, 2007 to May 31, 2008, 72% of the Company’s ordinary shares were traded on the ASX.

Item 4. Comparative Trading Volume Data

 Not applicable.

Item 5. Alternative Record Holder Information

 As of June 30, 2008 there were 196 record holders of the Company’s ordinary shares who are United States residents, as determined by the Company in accordance with Rule 12h-6(e).

Item 6. Debt Securities

 Not applicable.

Item 7. Notice Requirement

 A. On June 13, 2008, the Company published the notice required by Exchange Act Rule 12h-6(h), disclosing the Company’s intent to terminate its duty to file reports under Sections 13(a) and 15(d) of the Exchange Act.

 B. The Company distributed this notice via press release using the PR Newswire service in the United States and submitted the notice to the Commission under cover of a Form 6-K on June 13, 2008. The press release was also posted on the Company’s website at www.atlassouthseapearl.com.au.

Item 8. Prior Form 15 Filers

 Not applicable.

PART II

Item 9. Rule 12g3-2(b) Exemption

 The Company intends to publish information required under Rule 12g3-2(b) on the Corporate section of the Company’s website (www.atlassouthseapearl.com.au).

PART III

Item 10. Exhibits

 Not applicable.

Item 11. Undertakings

 The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1) The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2) Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3) It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

Pursuant to the requirements of the Securities Exchange Act of 1934, Atlas South Sea Pearl Limited has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In doing so Atlas South Sea Pearl Limited certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

Atlas South Sea Pearl Limited

By:	/s/ Simon C B Adams
Name: Simon C B Adams
Title: General Manager